SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TURTLE BEACH CORPORATION

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE,

WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN $5.00 PER SHARE

(Title of Class of Securities)

900450 107

(CUSIP Number of Class of Securities (Underlying Common Stock))

Megan Wynne

Vice President, Legal & Licensing

Turtle Beach Corporation

100 Summit Lake Drive, Suite 100

Valhalla, NY 10595

Tel: (858) 800-3718

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Tony Y. Chan, Esq.

Dechert LLP

1775 I Street, NW

Washington, DC 20006

Tel: (202) 261-3433

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$37,606,823.65	$4,369.91

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Turtle Beach Corporation common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 4,597,411 shares of Turtle Beach Corporation common stock having a weighted average exercise price of $8.18.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.20 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,369.91	Filing Party: Turtle Beach Corporation
Form or Registration No.: 005-85684	Date Filed: April 22, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2015 by Turtle Beach Corporation, a Nevada corporation (“Turtle Beach” or the “Company”), in connection with the offer (the “Offer”) by the Company to eligible stock option holders to exchange certain outstanding eligible stock options to purchase shares of Turtle Beach common stock, $0.001 par value per shares (“Common Stock”), for replacement options that will be granted under Turtle Beach’s 2013 Stock-Based Incentive Compensation Plan upon the terms and subject to the conditions set forth in the Offer to Exchange (as defined below).

On April 24, 2015, Turtle Beach filed with the SEC a Current Report on Form 8-K announcing its issuance of a $5.0 million Subordinated Note to SG VTB Holdings, LLC, the Company’s largest stockholder and an affiliate of the Company (the “Form 8-K”). This Amendment No. 1 is being filed to make certain changes to the Schedule TO and to incorporate therein certain additional information in connection with the filing of the Form 8-K.

Turtle Beach is making the Offer upon the terms and conditions set forth in the Offer to Exchange Eligible Stock Options for Replacement Options dated April 22, 2015, as amended April 24, 2015 (the “Offer to Exchange”) and in the related accompanying documents, including the Election Form and the Terms of Election. The Offer to Exchange is attached hereto as Exhibit (a)(1)(A).

This Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits are not included herein. The information set forth in the Schedule TO, including all other exhibits, schedules, annexes and appendices hereto and thereto, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Exchange, in each case, as amended hereby.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(b) Purchases. The information in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

ITEM 12.	EXHIBITS.

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(l)(A)**	Offer to Exchange Eligible Stock Options for Replacement Options, dated April 22, 2015, as amended April 24, 2015

(a)(1)(B)*	Form of Exchange Offer Election Form

(a)(1)(C)*	Terms of Election Document

(a)(1)(D)*	Email to All Eligible Participants from Juergen Stark, Turtle Beach’s Chief Executive Officer and President, dated April 22, 2015

(a)(1)(E)*	Form of Exchange Offer Announcement

(a)(1)(F)*	Form of Election Form Distribution Communication

(a)(1)(G)*	Forms of Emails Confirming Receipt of Election Form / Notice of Withdrawal

(a)(1)(H)*	Form of Notice of Withdrawal of Options Previously Tendered for Exchange

(a)(1)(I)*	Forms of Reminders of Expiration of Exchange Offer

(a)(1)(J)*	Form of Final Reminder of Expiration of Exchange Offer

(a)(1)(K)*	Form of Confirmation of Participation / Non-Participation in Exchange Offer

(a)(1)(L)*	Form of Communication Regarding the Results of the Exchange Offer

(a)(1)(M)*	Form of Replacement Option Agreement

(a)(1)(N)*	Form of Replacement Option Award Notice Communication

(a)(1)(O)	Turtle Beach Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission on March 30, 2015 and incorporated herein by reference

(a)(1)(P)**	Form of E-mail Communication to Eligible Participants, dated April 24, 2015

(a)(5)(A)	Definitive Information Statement on Schedule 14C filed with the SEC on April 20, 1015 and incorporated herein by reference

(b)	Not applicable

(d)(1)	Turtle Beach Corporation 2013 Stock-Based Incentive Compensation Plan, as amended (Incorporated by reference to Annex A to the Company’s Definitive Information Statement on Schedule 14C, filed with the Securities and Exchange Commission on April 20, 2015)

(d)(2)	Form of Turtle Beach Corporation 2013 Stock-Based Incentive Compensation Plan Option Award Agreement (Incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2015)

(d)(3)	Parametric Sound Corporation 2012 Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 3, 2012)

(d)(4)	Amendment No. 1 to 2012 Parametric Sound Corporation Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on November 28, 2012)

(d)(5)	Amendment No. 2 to 2012 Parametric Sound Corporation Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2013)

(d)(6)	Form of Stock Option Grant Notice and Stock Option Agreement under the Parametric Sound Corporation 2012 Stock Option Plan (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 3, 2012)

(d)(7)	Parametric Sound Corporation 2010 Stock Option Plan (Incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 1, 2010)

(d)(8)	Form of Stock Option Grant Notice and Stock Option Agreement under the Parametric Sound Corporation 2010 Stock Option Plan (Incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 1, 2010)

(d)(9)	Offer Letter, dated as of August 13, 2012, between Voyetra Turtle Beach, Inc. and Juergen Stark (Incorporated by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May12, 2014)

(d)(10)	Stock Option Award Agreement, dated as of September 4, 2012, by and between VTB Holdings, Inc. and Juergen Stark (Incorporated by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May12, 2014)

(d)(11)	Offer Letter, dated as of September 16, 2013, by and between Voyetra Turtle Beach, Inc. and John Hanson (Incorporated by reference to Exhibit 10.26 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May12, 2014)

(d)(12)	Form of Director and Officer Indemnification Agreement (Incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2015)

(d)(13)	Stockholder Agreement dated August 5, 2013 among Turtle Beach Corporation and certain of our stockholders (Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 5, 2013)

(d)(14)	Amendment No. 1 to the Stockholder Agreement, dated July 10, 2014, by and among the Company and the shareholders party thereto (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 10, 2014)

(d)(15)	Stock Award Agreement, dated as of June 21, 2011, by and between VTB Holdings, Inc. and Ronald Doornink (Incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May12, 2014).

(d)(16)	First Amendment to Stock Award Agreement, dated as of February 26, 2013, by and between VTB Holdings, Inc. and Ronald Doornink (Incorporated by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May12, 2014).

(d)(17)	Offer Letter, dated as of October 21, 2013, by and between Voyetra Turtle Beach, Inc. and Frederick J. Romano (Incorporated by reference to Exhibit 10.25 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May12, 2014).

(d)(18)	Subordinated Promissory Note, dated April 23, 2015, by and between the Company and SG VTB Holdings, LLC (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 24, 2015).

(g)	Not applicable

(h)	Not applicable

*	Previously filed.
**	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TURTLE BEACH CORPORATION

By:	/s/ Juergen Stark
Juergen Stark
Chief Executive Officer and President

Dated: April 24, 2015